Exhibit 99.1

Public Notice for Record Date of an Interim Dividend

Pursuant to Article 354 of the Commercial Act of Korea and Article 15 of the Articles of Incorporation of the Company, the Company designates the record date for the 2019 interim dividend as below.

1. Purpose: To finalize the list of shareholders eligible for the receipt of the interim dividend for year 2019

2. Record Date: June 30 , 2019 (Seoul Time)

The amount of the interim dividend and other details will be determined at a meeting of the Company’s board of directors.